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03024230

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Suzano Petroquimica S.A.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 11 2003
THOMSON FINANCIAL

FILE NO. 82- 34667 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 7/1/03

Suzano Petroquímica S.A

Financial statements

Year ended December 31, 2002 and period from September 25 (inception date) to December 31, 2001

(A translation of the original report in Portuguese, as published in Brazil, containing financial statements prepared in accordance with accounting principles derived from the Brazilian Corporation Law)

Suzano Petroquímica S.A

Financial statements

Year ended December 31, 2002 and period from September 25 (inception date) to December 31, 2001

Contents

KPMG

KPMG Auditores Independentes

Mail address
Caixa Postal 2467
01060-970 São Paulo SP
Brasil

Office address
R. Dr. Renato Paes de Barros, 33
04530-904 São Paulo SP
Brasil

Central tel 55 (11) 3067.3000
Fax National (11) 3079.3752
International 55 (11) 3079.2916

Independent auditors' report

The Board of Directors and Shareholders
Suzano Petroquímica S.A
São Paulo - SP

We have examined the balance sheets of Suzano Petroquímica S.A and the consolidated balance sheets of the Company and its subsidiaries for the years ended December 31, 2002 and 2001 and the related statements of income, changes in shareholders' equity and changes in financial position for the year ended December 31, 2002 and for the period from September 25 (inception date) to December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the indirect subsidiaries Politeno Indústria e Comércio S.A and Polipropileno Participações S.A were audited by other independent auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for these subsidiaries, is based solely on the report of the other independent auditors.

Our examinations were conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Company; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by Company's management as well as the presentation of the financial statements taken as a whole.

In our opinion, based on our audits, and on the report of the other independent auditors related to the subsidiaries mentioned in the first paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Suzano Petroquímica S.A and the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and 2001, and the results of their operations, the changes in their shareholders' equity and changes in their financial position for the year and period then ended, in conformity with accounting practices adopted in Brazil.

February 12, 2003

KPMG Auditores Independentes
CRC 2SP014428/O-6

José Luiz Ribeiro de Carvalho
Accountant CRC 1SP141128/O-2



SUZANO PETROQUÍMICA S.A.
BALANCE SHEETS
DECEMBER 31, 2002 AND 2001
(In thousands of reais - R$)

	Consolidated		Parent Company	
	2002	2001	2002	2001
Assets				
Curret assets				
Cash and cash equivalents	67,122	217,850	35	7
Financial investments	367,059	193,756	19,316	11,974
Trade accounts receivable	147,567	145,961	-	-
Inventories	102,065	129,173	-	-
Other debtors	7,776	13,870	91	294
Interest on shareholders' equity and dividends receivable	-	-	15,303	-
Recoverable taxes	50,096	61,106	4,425	-
Deferred taxes	1,159	1,593	-	-
Prepaid expenses	2,490	876	-	-
	745,334	764,185	39,170	12,275
Noncurrent assets				
Related parties		27,264	797	51,549
Deferred taxes	11,146	56,516	-	-
Recoverable taxes	3,157	13,488	-	-
Judicial deposits	4,286	7,881	-	-
Other debtors	1,826	15,904	-	-
	20,415	121,053	797	51,549
Permanent assets				
Investments	71,251	54,738	858,738	713,949
Property, plant and equipment	793,803	617,624	331	89
Deferred charges	91,418	289,247	-	-
	956,472	961,609	859,069	714,038
	1,722,221	1,846,847	899,036	777,862

See the accompanying notes to the financial statements.

SUZANO PETROQUÍMICA S.A.
BALANCE SHEETS
DECEMBER 31, 2002 AND 2001
(In thousands of reais - R$)

	Consolidated		Parent Company	
	2002	2001	2002	2001
Liabilities				
Current liabilities				
Trade accounts payable	120,317	62,208		
Loans and financing	73,180	121,761	6,355	14,212
Taxes payable other than on income	10,537	26,188	1,007	-
Accrued salaries and payroll taxes	7,456	5,032	675	108
Other accounts payable	10,892	20,788	26	-
Related parties	-	23,465	-	-
Interest on shareholders' equity payable	5,558	-	5,558	-
Dividends proposed	6,353	4,469	6,353	-
Income and social contribution taxes	6,087	5,541	-	208
	240,380	269,452	19,974	14,528
Noncurrent liabilities				
Loans and financing	530,496	461,972	17,542	22,748
Deferred taxes	1,734	2,259	-	-
Provision for contingencies	36,207	22,077	-	-
Trade accounts payable	5,889	8,756	-	-
Pension plan	4,910	12,692	-	-
Other creditors	318	4,122	-	-
	579,554	511,878	17,542	22,748
Deferred income	32,740	32,595	-	-
Minority interests	8,027	292,336	-	-
Shareholders' equity				
Share capital	794,383	794,383	794,383	794,383
Revaluation reserves	2,542	-	2,542	-
Retained earnings	64,595	(53,797)	64,595	(53,797)
	861,520	740,586	861,520	740,586
	1,722,221	1,846,847	899,036	777,862

See the accompanying notes to the financial statements.

SUZANO PETROQUİMICA S.A.
STATEMENTS OF INCOME
Year ended December 31, 2002 and period from
September 25 (inception date) to December 31, 2001
(In thousands of Reais - R$ - except income (loss) per share)

	Consolidated		Parent Company	
	2002	2001	2002	2001
Gross sales	1,142,214	409,699	-	-
Sales taxes	(266,039)	(96,669)	-	-
Net sales	876,175	313,030	-	-
Cost of products sold and services rendered	(725,759)	(250,005)	-	-
Gross profit	150,416	63,025	-	-
Selling expenses	(51,914)	(20,005)	-	-
General and administrative expenses	(32,177)	(14,573)	(5,034)	(258)
Directors' fees	(1,349)	(1,137)	-	-
Financial expenses	(58,258)	(61,046)	(3,413)	(495)
Financial income	190,433	4,649	5,697	1,389
Equity interest in subsidiaries and affiliates	(6,197)	1,605	134,702	(48,229)
Amortization of goodwill	(2,513)	(5,945)	(668)	-
Other operating (expense) income	(24,360)	9,538	-	-
Operating income (loss)	164,081	(23,889)	131,284	(47,593)
Nonoperating income (loss)	4,341	(2,107)	-	-
Income (loss) before social contribution and income taxes	168,422	(25,996)	131,284	(47,593)
Social contribution and income taxes	(53,484)	(13,296)	-	(208)
Net income (loss) before minority interest	114,938	(39,292)	131,284	(47,801)
Minority interest	5,061	(7,826)	-	-
Net income (loss) for the year	119,999	(47,118)	131,284	(47,801)
Net income (loss) per share - R$			0.59	(0.22)
Shares outstanding at year end			221,195,380	221,195,380

See the accompanying notes to the financial statements.

SUZANO PETROQUÍMICA S.A.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Year ended December 31, 2002 and period from
September 25 (inception date) to December 31, 2001
(In thousands of reais - R$)

Parent company	Share capital	Revaluation reserves	Appropriated retained earnings	Accumulated Income (loss)	Total
Incorporation on September 25, 2001	1	-	-	-	1
Capital increase based on spin-off Cia. Suzano de Papel e Celulose on November 30, 2001	794,382	-	-	-	794,382
Prior year adjustment Pension Plan (CVM 371)	-	-	-	(5,996)	(5,996)
Loss for the period	-	-	-	(47,801)	(47,801)
Balances at December 31, 2001	794,383	-	-	(53,797)	740,586
Revaluation reserve in affiliates	-	2,542	-	-	2,542
Net income for the year	-	-	-	131,284	131,284
Interest on shareholders equity	-	-	-	(6,539)	(6,539)
Proposed dividends	-	-	-	(6,353)	(6,353)
Transfer to reserves	-	-	64,595	(64,595)	-
Balances at December 31, 2002	794,383	2,542	64,595	-	861,520

See the accompanying notes to the financial statements.

SUZANO PETROQUÍMICA S.A.
STATEMENTS OF CHANGES IN FINANCIAL POSITION
Years ended December 31, 2002 and period from
September 25 (inception date) to December 31, 2001
(In thousands of reais - R$)

	Consolidated		Parent Company	
	2002	2001	2002	2001
Sources of funds				
From operations				
Net income (loss) for the year/period	114,938	(39,292)	131,284	(47,801)
Items not requiring (providing) working capital:				
. Depreciation and amortization	24,206	18,115	23	2
. Net book value of permanent assets disposed	730	1,091	-	-
. Deferred taxes	33,332	(1,095)	-	-
. Provision for contingencies	10,742	4,476	-	-
. Equity interest in subsidiaries and affiliates	6,197	(1,605)	(134,702)	48,229
. Amortization of goodwill	2,513	5,945	668	-
. Provision for loss in investments	31,068	-	-	-
. Gain from change in participation in investees	(3,096)			
. Dividends from subsidiaries/affiliates		336	16,577	-
. Monetary variation of noncurrent assets and liabilities	97,335	(31,209)	(3,539)	-
. Income tax exemption	6,643	6,530	-	-
. Other expenses (income)	174	(243)	-	-
	324,782	(36,951)	10,311	430
From shareholders				
Subscription of capital		1	-	1
Other sources				
Noncurrent loans	312,014	186,241	-	92
Decrease in noncurrent assets	41,220	22,181	55,634	45,745
Other	1,378	79	-	-
	354,612	208,501	55,634	45,837
Total sources	679,394	171,551	65,945	46,268
Aplication of funds				
Additions to permanent assets				
Investments	1	955	24,790	45,745
Property, plant and equipment	560,259	54,610	265	-
Deferred charges	10,007	8,662	-	-
	570,267	64,227	25,055	45,745
Increase in noncurrent assets	(1,988)	33,890	797	18,928
Interest on shareholders equity	6,539	-	6,539	-
Dividends paid/proposed	6,353	4,253	6,353	-
Decrease in noncurrent loans	48,924	20,886	5,752	-
Other	200	20	-	-
Total applications	630,295	123,276	44,496	64,673
Effect on working capital resulting from the incorporation in 2001 and changes in the criteria of consolidation involving Norquisa in 2002	(38,878)	446,458		16,152
Changes in working capital	10,221	494,733	21,449	(2,253)
Current assets	(18,851)	764,185	26,895	12,275
Current liabilities	(29,072)	269,452	5,446	14,528

See the accompanying notes to the financial statements.

NOTES TO THE FINANCIAL STATEMENTS
Years ended December 31, 2002 and period from September 25 (inception date) to December 31, 2001
(In thousands of Reais - R$)

1 - OPERATIONS

The Company was incorporated on September 25, 2001 for the purpose of holding equity interests in several petrochemical companies.

The operating investee companies operate in the following segments:

Polibrasil Participações S.A./Polipropileno S.A./Polibrasil Resinas S.A.
Production of polypropylene for industrial applications - used for production of auto parts, home appliances, containers, packaging, carpet, and furniture, among other uses.
Politeno Indústria e Comércio S.A.
Production of polyethylene for industrial applications - used to produce sacking, films, domestic appliances, toys, tarpaulins, and cleaning products, as well as for other applications.
Petroflex Indústria e Comércio S.A.
Production of elastomer in emulsion and solution - used in the production of tires, retreads and tire repairs, shoes, TVs, refrigerators, hoses, gaskets, pads, bushings and carpets among other purposes.

2 - CORPORATE ASPECTS

In an Extraordinary General Shareholders Meeting held on November 30, 2001, the Company approved the incorporation of the net assets from the split off from Companhia Suzano de Papel e Celulose, containing the assets and liabilities related to the direct and indirect shareholding interests in companies in the petrochemical sector, based on the accounting records presented in the financial statements of that company at October 31, 2001.

3 - PRESENTATION OF THE FINANCIAL STATEMENTS

The financial statements were prepared in accordance with the accounting practices derived from the Brazilian Corporation Law and rules of the Brazilian Securities Exchange Commission (CVM).

The consolidated financial statements of the year ended December 31, 2002, compared with the financial statements of the prior year should take into consideration the following effects:

a) Polipropileno Participações S.A and Politeno Indústria e Comércio S.A hold direct interests of 10,93% and 11,11%, respectively, in Nordeste Química S.A - NORQUISA. These interests were measured using the equity method based on the net equity of this investee as of May 31, 2002. With the equity restructuring of COPENE - Petroquímica do Nordeste S.A. resulting in the creation of Braskem S.A. as approved in the extraordinary shareholders' meeting of August 16, 2002, NORQUISA, which previously held control of Copene, had its interest reduced and lost control over COPENE, now Braskem, and as a result the condition of joint control of NORQUISA by Polipropileno Participações S.A and Politeno Indústria e Comércio S.A over NORQUISA no longer exists.

Since then the companies have ceased to have influence over the administration of NORQUISA, changing the valuation criteria from equity interest to cost, using as source the company's net equity as of May 31, 2002, the same date of the balance sheet used for purposes of the restructuring process.

The Company's equity interest was affected negatively by R$ 26,515 as a result of the recognition of a provision for a permanent loss in its investments at Norquisa, using as criteria the reduction of the equity interest at Braskem.

For this reason the consolidated financial statements for 2002 do not include the consolidation of the financial statements of NORQUISA. For comparison purposes the consolidated balance sheet as of December 31, 2001 disregarding the consolidation of the consolidated balance sheet of NORQUISA, would be presented as follows:

Assets		**Liabilities**	
Curret assets		**Current liabilities**	
Cash and cash equivalents	215,890	Trade accounts payable	36,265
Financial investments	137,943	Loans and financing	54,883
Trade accounts receivable	103,861	Taxes payable other than on income	8,441
Inventories	86,059	Accrued salaries and payroll taxes	5,032
Other debtors	7,152	Other accounts payable	14,177
Recoverable taxes	28,271	Related parties	2,095
Deferred taxes	1,593	Dividends payable	961
Prepaid expenses	876	Income and social contribution taxes	5,541
	581,645		127,395
Noncurrent assets		**Noncurrent liabilities**	
Related companies	14,139	Loans and financing	142,328
Deferred taxes	44,469	Deferred taxes	5,429
Recoverable taxes	1,209	Provision for contingencies	5,089
Judicial deposits	4,225	Trade accounts payable	8,756
Other debtors	1,785	Pension plan	12,692
	65,827	Other creditors	1,009
			175,303
Permanent assets			
Investments	107,346	**Deferred income**	30,176
Property, plant and equipment	265,094	**Minority interests**	20,666
Deferred charges	74,214	**Shareholders' equity**	740,586
	446,654		
	1,094,126		1,094,126

b) The statements of income and changes in financial position related to the prior period correspond to the period between the date of the balance sheet that served as the base for the incorporation by split-off of Companhia Suzano de Papel e Celulose and the closing date of the financial statements as follows:

	Periods	
Suzano Química Ltda.	01.11.01	31.12.01
Polibrasil Participações S.A.	01.10.01	31.12.01
Petroflex Indústria e Comércio S.A.	01.10.01	31.12.01
Polipropileno Participações S.A.	01.10.01	31.12.01
Rio Polímeros S.A.	01.11.01	31.12.01
Suzanopar Petroquimica Ltd.	01.11.01	31.12.01
SPP-NEMO S.A. Indl. Coml. Exportadora	01.11.01	31.12.01
Politeno Indústria e Comércio S.A.	01.10.01	31.12.01

4 - PRESENTATION OF THE FINANCIAL STATEMENTS

Income statement: Income and expenses are recognized on the accrual basis. Revenue from the sale of goods is recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue is not recognized if there are significant uncertainties on its realization;
Foreign currency: Monetary assets and liabilities denominated in foreign currencies were translated into reais at the foreign exchange rate in effect at the balance sheet date. Foreign exchange differences arising on translation are recognized in the statement of income;
Rights and obligations: are price-level restated according to the exchange rates or indices and interest rates specified in the contracts in force, to reflect amounts accrued through the balance sheet date;
Financial investments: Recorded at cost, plus income accrued to the balance sheet date, which does not exceed market value;
Provision for doubtful accounts: The provision for doubtful accounts was calculated at an amount considered adequate by management to cover any losses arising on collection of accounts receivable;
Inventories: Stated at the lower of average cost of acquisition or production, which does not exceed market value;
Investments: Investments in subsidiaries were valued using the equity method and the others were recorded at cost deducted by a provision for loss (when applicable);
Property, plant and equipment: Recorded at the cost of acquisition, formation or construction (including interest and other financial charges) and revaluation. Depreciation is provided using the straight-line method at rates which take into account the estimated useful lives of the assets;
Deferred charges: Deferred charges are recorded at purchase and formation cost, less amortization, which is calculated by the straight-line method over a maximum period of 10 years. Goodwill is based on future economic benefits and is amortized over a 10-year period;
Income and social contribution taxes - Income tax - calculated at the rate of 15% of taxable income, plus a surcharge of 10% on income exceeding R$ 240. Social contribution - calculated at the rate of 9% of adjusted taxable income. Deferred tax is calculated on the temporary differences between the carrying amounts of the assets and liabilities and the amounts used for taxation purposes. The deferred tax assets originated from tax loss carryforward, negative basis of social contribution and temporary differences were recognized in conformity with CVM Instruction 371 of July 27, 2002 and take into consideration past profitability and the expectations for generation of future taxable income, based on a technical viability study.

Provisions: Recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability.
Deferred income - refers to non-amortized negative goodwill on purchases of consolidated companies, arising for other economic reasons;
Translation method for foreign subsidiaries - the financial statements were translated to local currency using the foreign exchange sell rate in effect at the end of the year. When applicable, accounting practices were adjusted to those of the parent company.

5 - CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements include the financial statements of Suzano Petroquímica S.A. and its direct and indirect subsidiaries, as shown below:

	Direct and indirect subsidiaries		Joint controlled entities	
	Voting	**Total**	**Voting**	**Total**
Suzano Química Ltda.	100.00%	100.00%		
Suzanopar Petroquímica Ltd.	100.00%	100.00%		
Polibrasil Participações S.A.			50.00%	50.00%
Polipropileno S.A.			98.12%	97.68%
Polibrasil Resinas S.A.			100.00%	100.00%
Polibrasil Compostos S.A.			100.00%	100.00%
Norcom Compostos Termoplásticos do NE S.A.			100.00%	100.00%
Polipropileno Participações S.A.	87.25%	83.57%		
Petroflex Indústria e Comércio S.A.			20.14%	20.12%
Rio Polímeros S.A.			33.33%	33.33%
SPQ Investimentos e Participações Ltda. (1)	100.00%	100.00%		
Politeno Indústria e Comércio S.A.			35.00%	34.64%
Politeno Empreendimentos Ltda.			99.99%	99.99%

(1) Current name of SPP-Nemo S.A. Industrial e Comercial Exportadora

Description of main consolidation procedures

- **a.** Elimination of intercompany asset and liability account balances;
- **b.** Elimination of investment in the subsidiaries' capital, reserves and retained earnings;
- **c.** Elimination of intercompany income and expense balances and unearned income arising from intercompany transactions;
- **d.** Identification of minority interests in the consolidated financial statements.
- **e.** For joint controlled entities, the elements making up their financial statements were grouped and eliminated (if applicable) from the consolidated financial statements in proportion to the parent Company's ownership on the capital of the joint controlled entities.

The reconciliation of the results for the year and shareholders' equity is shown below:

	Net income for the year		Shareholders' equity	
	2002	2001	2002	2001
Consolidated	119,999	(47,118)	861,520	740,586
Income tax incentives of affiliates	6,839	-	-	-
Other adjustments in the shareholders' equity of subsidiaries/affiliates	4,446	(683)	-	-
Parent Company	131,284	(47,801)	861,520	740,586

6 - TRADE ACCOUNTS RECEIVABLE - CONSOLIDATED

	2002	2001
Domestic customers	175,315	167,331
Foreign customers	39,275	34,300
Advance on exchange contracts	(56,844)	(43,162)
(-) Provision for doubtful accounts	(10,179)	(12,508)
	147,567	145,961

7 - INVENTORIES - CONSOLIDATED

	2002	2001
Finished goods	64,981	72,863
Work-in-progress	998	673
Raw materials	26,311	28,873
Maintenance and miscellaneous materials	9,775	26,764
	102,065	129,173

8 - DEFERRED TAXES

Refer to tax credits recorded by the subsidiaries and affiliates on temporary differences in taxable income, accumulated tax loss carryforward and negative basis of social contribution.

The main components of the deferred tax balances are presented below:

	2002			2001				
	Polibrasil Participações S.A.	Politeno Ind. e Com. S.A.	Total	Suzano Química Ltda. (1)	SPP-Nemo S.A. Indl. Coml. Exp. (1)	Norquisa/ Copene	Polibrasil Participações S.A.	Total
Tax losses carry forward	6,738	436	7,174	6,735	26,764	3,890	7,434	44,823
Goodwill amortization	-	-	-	-	-	1,764	-	1,764
Temporary differences	5,131	-	5,131	-	-	4,671	4,702	9,373
Other	-	-	-	-	-	2,149	-	2,149
	11,869	436	12,305	6,735	26,764	12,474	12,136	58,109
Current assets	1,159	-	1,159	-	-	-	1,593	1,593
Noncurrent assets	10,710	436	11,146	6,735	26,764	12,474	10,543	56,516

(1) Credits reversed against the income statement by the subsidiaries to comply with CVM Instruction 371 of June 27, 2002.

Polibrasil Participações S.A. - R$ 6,738
The Company, based on the expectation of generating future taxable income, also recognized tax credits on tax loss carryforward and negative basis of social contribution from prior years, which can be offset against a maximum of 30% of annual taxable income, with no statutory limitation period. The book value of the deferred tax asset is reviewed annually by the Company and the resulting adjustments have not been significant in relation to management's preliminary forecast.

Politeno Indústria e Comércio S.A. - R$ 436
Management expectations with respect to the realization of the tax credits arising from accumulated tax loss carryforward, which have no statutory limitations, are forecast to occur after terminating the enjoyment of the exemption from income tax.

9 - INVESTMENTS

	Consolidated		Parent Company	
	2002	2001	2002	2001
Subsidiaries and affiliates	-	-	852,727	707,270
Unamortized goodwill	-	2,060	6,011	6,679
Other	71,251	52,678	-	-
	71,251	54,738	858,738	713,949

The financial statements of the subsidiaries and affiliates were prepared for the base date December 31, and were examined by independent auditors.

SUZANO PETROQUÍMICA S.A.

Statement of investments in subsidiaries and affiliates

Subsidiaries	Suzano Química Ltda.	SPQ Investimentos e Participações Ltda.	Total
a) Ownership interest			
December 31, 2001			
voting capital	100.00%	100.00%	
total capital	100.00%	100.00%	
December 31, 2002			
voting capital	100.00%	100.00%	
total capital	100.00%	100.00%	
b) Information on subsidiaries			
Share capital	629,693	177,418	
Adjusted shareholder's equity	695,851	156,876	
Adjusted results for the period	142,751	(8,049)	
c) Investments			
Investment balance at spin-off date	599,062	116,689	715,751
Subscription of capital	-	45,745	45,745
Prior year adjustments - pension fund	(5,592)	(405)	(5,997)
Equity interest	(51,125)	2,896	(48,229)
December 31, 2001	542,345	164,925	707,270
Subscription of capital	24,790	-	24,790
Revaluation reserve	2,542	-	2,542
Equity interest (1)	142,751	(8,049)	134,702
Interest on shareholders capital and dividends	(16,577)	-	(16,577)
December 31, 2002	695,851	156,876	852,727

(1) The equity pick up reflects the reversal, by the subsidiaries, of the deferred taxes related to tax credits recognized on tax loss carryforwards and negative base of social contribution, as mentioned in Note 8.

For better presentation of the investments in the direct subsidiaries Suzano Química Ltda. and SPQ Investimentos e Participações Ltda. the changes of these investments and the balance sheets of the subsidiaries and affiliates in the last two years are presented below.

Statement of investments in subsidiaries and affiliates

	SUZANO QUIMICA LTDA.					SPQ Investimentos e Participações Ltda.
	Polibrasil Participações S.A.	Petroflex Indústria e Comércio S.A.	Polipropileno Participações S.A.	Rio Polimeros S.A.	Suzanopar Petroquimica Ltd.	Politeno Indústria e Comércio S.A.
a) Ownership interest						
December 31, 2001						
voting capital	50.00%	20.14%	75.21%	33.33%	100.00%	35.00%
total capital	50.00%	20.12%	70.68%	33.33%	100.00%	30.71%
December 31, 2002						
voting capital	50.00%	20.14%	87.25%	33.33%	100.00%	35.00%
total capital	50.00%	20.12%	83.57%	33.33%	100.00%	34.64%
b) Information on subsidiaries / affiliates						
Share capital	275,080	148,854	66,344	439,570	346,616	246,648
Adjusted shareholder's equity	354,892	144,328	23,802	439,570	357,692	422,866
Adjusted results for the period	25,002	29,665	(28,282)	-	10,715	22,969
c) Investments						
December 31, 2000	124,220	23,016	31,481	17,544	-	126,403
Acquisitions and subscription of shares	9,796	-	-	49,002	378,994	-
Investment reduction	-	-	-	-	(35,180)	-
Dividends	(1,428)	-	-	-	-	(13,232)
Prior year adjustment	-	(4,787)	(804)	-	-	(405)
Equity pick up	8,547	2,135	(5,451)	-	(53,527)	21,484
December 31, 2001	141,135	20,364	25,226	66,546	290,287	134,250
Acquisitions and subscription of shares	23,588	-	11,904	79,977	-	-
Negative goodwill on subscription of shares	-	-	2,563	-	-	-
Revaluation reserve		2,542	-	-	-	-
Investment reduction	-	-	-	-	(84,560)	-
Dividends	-	-	-	-	-	(6,061)
Equity pick up	12,724	6,131	(19,801)	-	151,965	18,906
December 31, 2002	177,447	29,037	19,892	146,523	357,692	147,095
BOVESPA Stock Market Price (in thousand of shares)						
20/12/02 - ON		121.00				
20/12/02 - PNA		120.00				
23/09/02 - PN			0.70			
30/12/02 - PNB						6.65

The balance sheet and income statement of the subsidiaries and affiliates are shown below:

	Polibrasil Participações S.A. consolidated		Petroflex Indústria e Comércio S.A. consolidated		Polipropileno Participações S.A. Parent Company	
	2002	2001	2002	2001	2002	2001
Assets						
Curret assets	303,684	269,113	334,812	213,218	699	152
Cash and cash equivalents	16,683	36,920	89,877	60,420	537	-
Trade accounts receivable	109,914	95,181	126,011	64,528	-	-
Inventories	127,167	104,214	101,200	74,422	-	-
Recoverable taxes	39,245	24,648	10,902	9,014	161	151
Other assets	10,675	8,150	6,822	4,834	1	1
Noncurrent assets	27,380	21,326	3,928	10,387	-	-
Related parties	-	-	-	-	-	-
Deferred taxes	26,114	21,085	2,565	5,068	-	-
Other assets	1,266	241	1,363	5,319	-	-
Permanent	776,038	381,964	303,998	288,551	24,827	51,652
Investments	79,851	83,845	4,316	4,398	24,827	51,652
Property, plant and equipment	597,965	222,188	299,682	284,153	-	-
Deferred taxes	98,222	75,931	-	-	-	-
Total	1,107,102	672,403	642,738	512,156	25,526	51,804
Liabilities						
Current liabilities	180,713	112,774	252,307	160,230	4	18
Loans and financing	66,714	38,142	126,827	87,675	-	14
Other liabilities	113,999	74,632	125,480	72,555	4	4
Noncurrent liabilities	538,098	241,894	246,103	250,711	1,720	12,359
Loans and financing	526,606	186,953	79,077	109,880	1,720	-
Other liabilities	11,492	54,941	167,026	140,831	-	12,359
Deferred income	25,165	25,165	-	-	-	-
Minority interests	8,234	10,301	-	-	-	-
Shareholders' equity	354,892	282,269	144,328	101,215	23,802	39,427
Total	1,107,102	672,403	642,738	512,156	25,526	51,804
Statements of income						
Net sales and services	914,195	714,674	807,374	654,678	-	-
Cost of products sold	(777,563)	(598,671)	(645,151)	(539,945)	-	-
Gross profit	136,632	116,003	162,223	114,733	-	-
Operating expenses	(80,697)	(64,259)	(54,597)	(38,405)	(22,488)	(317)
Financial - net	(19,331)	(26,127)	(60,719)	(61,866)	(1,223)	(2,398)
Equity interest in affiliates	-	-	-	-	(4,571)	(1,267)
Operating income (loss)	36,604	25,617	46,907	14,462	(28,282)	(3,982)
Nonoperating income	2,107	134	64	1,936	-	-
Income and social contribution taxes	(13,119)	(8,466)	(17,306)	(5,419)	-	-
Minority interest	(590)	(561)	-	-	-	-
Net income (loss) for the year	25,002	16,724	29,665	10,979	(28,282)	(3,982)

SUZANO PETROQUÍMICA S.A.

	Rio Polímeros S.A.		Politeno Indústria e Comércio S.A.		Suzanopar Petroquimica Ltd.	
	Pre-operating stage		consolidado			
	2002	2001	2002	2001	2002	2001
Assets						
Curret assets	34,861	30,029	345,802	394,623	357,742	290,319
Cash and cash equivalents	32,193	27,428	23,916	67,832	357,742	290,152
Trade accounts receivable	-	-	193,352	159,173	-	-
Inventories	-	-	52,095	88,414	-	-
Recoverable taxes	2,668	2,595	67,287	67,830	-	-
Other assets	-	6	9,152	11,374	-	167
Noncurrent assets	1,932	987	15,209	56,741	-	-
Related parties			-	9,918	-	-
Deferred taxes	881	566	1,253	19,635	-	-
Other assets	1,051	421	13,956	27,188	-	-
Permanent	1,244,380	217,017	198,832	585,412	-	-
Investments	-	-	53,691	18,594	-	-
Property, plant and equipment	1,151,521	153,041	144,763	400,873	-	-
Deferred taxes	92,859	63,976	378	165,945	-	-
Total	1,281,173	248,033	559,843	1,036,776	357,742	290,319
Liabilities						
Current liabilities	138,710	36,869	99,698	163,486	50	32
Loans and financing	-	-	22,860	59,223	-	-
Other liabilities	138,710	36,869	76,838	104,263	50	32
Noncurrent liabilities	702,893	11,525	26,310	275,363	-	-
Loans and financing	684,345	-	16,175	253,240	-	-
Other liabilities	18,548	11,525	10,135	22,123	-	-
Deferred income	-	-	-	1,828	-	-
Minority interests	-	-	-	209,099	-	-
Shareholders' equity	439,570	199,639	433,835	387,000	357,692	290,287
Total	1,281,173	248,033	559,843	1,036,776	357,742	290,319
Statements of income						
Net sales and services			733,552	983,860	-	-
Cost of products sold			(592,174)	(783,882)	-	-
Gross profit			141,378	199,978	-	-
Operating expenses			(60,263)	(82,492)	(421)	(33)
Financial - net			(2,974)	(43,687)	11,136	270
Equity interest in affiliates			(4,647)	513	-	-
Operating income (loss)			73,494	74,312	10,715	237
Nonoperating income			2	(1,291)	-	-
Income and social contribution taxes			(27,900)	(27,366)	-	-
Minority interest			-	1,584	-	-
Net income (loss) for the year			45,596	47,239	10,715	237

Related parties

Parent company	2002	2001		
	Assets	Assets		
		Current	Noncurrent	
	Non-current	Other debtors	loans	Advance for future capital increase
With consolidated companies:				
Suzano Química Ltda.	797	-	12	15,520
Polipropileno Participações S.A.	-	-	12,359	-
Petroflex Indústria e Comércio S.A.	-	-	23,658	-
Total	797	-	36,029	15,520
With non-consolidated companies:				
Cia. Suzano de Papel e Celulose	-	284	-	-
TOTAL	797	284	36,029	15,520

Loans made to affiliated companies in 2001
Polipropileno Participações S.A. - R$ 12.359 - interest of 1% p.m. + IGPM.
Petroflex Indústria e Comércio S.A. - R$ 23.658 - interest equal to 110% of the interbank deposit rate (CDI/CETIP).

Consolidated	2001		
		Assets	Liabilites
	Current	Noncurrent	Current
	Trade accounts receivable	Loans	Accounts payable
Parent company with non-consolidated companies	284	-	-
Non-eliminated portion of the affiliate			
Petroflex Indústria e Comércio S.A.	-	14,138	-
Related parties in consolidated of affiliates	-	13,126	23,465
TOTAL	284	27,264	23,465

10 - PROPERTY, PLANT AND EQUIPMENT - CONSOLIDATED

	Average annual depreciation rate	2002	2001
Buildings	3,3% a 4%	60,220	100,334
Machinery and equipment	3,33% a 20%	354,364	758,940
Other fixed assets	10% a 20%	22,906	21,039
		437,490	880,313
Accumulated depreciation		(297,049)	(470,704)
		140,441	409,609
Construction-in-progress		636,420	164,884
Land		16,942	19,865
Other fixed assets		-	23,266
		793,803	617,624

11 - DEFERRED CHARGES - CONSOLIDATED

	2002						2001
	Technology	Pre-operating expenses	Goodwill	Other	Amortization	Total	Total
Polibrasil Participações S.A.	60,241	32,808	5,212	1,138	(45,076)	54,323	45,023
Polipropileno Participações S.A.	-	-	-	-	-	-	159,820
Politeno Indústria e Comércio S.A.	-	20,130	-	-	(19,999)	131	56,400
Rio Polimeros S.A.	-	30,953	-	-	-	30,953	21,325
Suzano Petroquímica S.A.	-	-	6,011	-	-	6,011	6,679
	60,241	83,891	11,223	1,138	(65,075)	91,418	289,247

Technology

It is related to the acquisition of rights to use the "Spheripol" process under an agreement executed in 1998 with Baselltech USA Inc. for the construction of a new polypropylene production unit by the affiliated company Polibrasil Resinas S.A., in Mauá (SP), with a production capacity of 300,000 tons/year, which will demand a total investment of approximately US$ 215 million, and will count on the advanced Spheripol production technology, owned by the other Polibrasil's shareholder, Basell, a world leader in polypropylene production.

The deferred charges of 2001 refer mainly to the goodwill and pre-operating expenses arising from the consolidation of Norquisa, through Polipropileno Participações and Politeno.

12 – LOANS AND FINANCING

	Consolidated		Parent company	
	2002	2001	2002	2001
Investment financing	49,964	36,960	23,897	36,960
BNDES	86,004	24,451	-	-
FINAME	1,160	2,011	-	-
Debentures	10,080	89,845	-	-
Foreign currency loans	427,453	265,187	-	-
Other	29,015	165,279	-	-
	603,676	583,733	23,897	36,960
Current liabilities	73,180	121,761	6,355	14,212
Noncurrent liabilities	530,496	461,972	17,542	22,748

The financing of the parent company is related to the acquisition of privatization shares of Politeno Indústria e Comércio S.A., with interest of 6.5 % p.a. plus monetary variation based on the referential rate (TR), with six-monthly amortization, with maturity in 2006.

In addition to the parent company's liabilities, the loans and financing reported in the consolidated statements include loans and financing obtained by the following companies:

POLIBRASIL PARTICIPAÇÕES S.A./ POLIPROPILENO S.A./ POLIBRASIL RESINAS S.A.
Banco do Brasil - R$ 26,067 - Privatization program, IGPM + 6,5% a.a. - amortized in six-monthly installments, maturing in 2006 -the shares of Petroquímica União S.A. acquired in the National Privatization Program in 1994 were offered as guarantee;
Loans (Spheripol/Splitter) - R$ 195,498 - resources obtained from BNDES (R$ 100 million) - TJLP + 5% p.a. and from FMO (Holland Development Bank) (US$ 90 milhões) - LIBOR + 4,2%p.a. - These financing are guaranteed by the shareholders until the conclusion of the work and by collateral of the Company's manufacturing units;
Baselltech USA Inc. - R$ 37,068 - supply of technology, exchange variation plus interest of 8% p.a. falling due in 2008;
Export securitization - R$ 17,982 - interest LIBOR + 4,5% p.a. and exchange variation - maturity from September 20, 2004 to March 20, 2007.

POLITENO INDÚSTRIA E COMÉRCIO S.A
Foreign currency - R$ 8,146 - variable interest rate from 0.3% to 4.85% p.a. over LIBOR or fixed interest rate from 3.25% to 10.875% p.a. ;
Local currency - **BNDES** - R$ 3,243 - UR + interest from 2.5% to 11% p.a. .

PETROFLEX INDÚSTRIA E COMÉRCIO S.A.
Local currency - R$ 8,968 - interest from 9.6% to 12.7% p.a. ;
Export securitization - R$ 17,606 - foreign exchange variation + 3.75% p .a. ;
Local currency - BNDES - Exim - R$ 4,715 - UMBND + 12.79% p.a. and TJLP + 10.50% p.a. ;
Debentures:
- **-Foreign currency** - R$ 5,358 - LIBOR + 1.5% p.a. maturing in 2004;
- **-Local currency** - R$ 4,749 - CDI + 2% p.a. maturing in 2003.

RIO POLÍMEROS S.A.
Local currency - BNDES - R$ 32,262 - TJLP + interest of 5% p.a.; R$ 9,323 -BNDES basket of currencies + 5% p.a.
Foreign currency - R$ 186,530 - foreign exchange variation + interest of 5.51% p.a.
The interest on the loans is capitalized during the construction phase.
As guarantees the Company offered the cash flow of the operations, guaranteed by export contracts and the collateral of its shares held by the shareholders, among others.

Non-current financing and loans mature as follows:

	Consolidated	Parent company
2004	84,344	5,847
2005	99,053	5,847
2006	87,652	5,848
2007	61,943	-
2008 onwards	197,504	-
	530,496	17,542

13 - PROVISION FOR CONTINGENCIES - CONSOLIDATED

Recognized by the joint controlled entities, against possible losses from administrative and judicial claims related to tax, social security and labor matters, in an amount considered sufficient, in the opinion of their legal counsel.

The amount of the contingencies had its origins in the following companies:

	2002	**2001**
Noncurrent liabilities		
Petroflex Indústria e Comércio S.A.	26,960	15,024
Politeno Indústria e Comércio S.A.	3,501	3,170
Polibrasil Participações S.A.	5,746	3,883
	36,207	22,077

14 - CAPITAL

The subscribed and fully paid in capital is represented by 221,195,380 nominative shares, with no par value, of which 97,375,446 are common shares and 123,819,934 are preferred shares.
The by-laws establish a minimum dividend of 25%, calculated on adjusted income. Preferred shares have no voting rights and are assured a dividend 10% higher than common shares. The by-laws determine the formation of a special reserve destined for future capital increase, in the amount of 90% of the value that remains after the appropriation of the legal reserve and allocation of the dividends, with the purpose of assuring adequate operating conditions and of guaranteeing the continuity of the annual distribution of dividends.

DETAILS OF RESERVES

	2002
Retained earnings reserves	
Legal	3,874
Special statutory reserve	54,229
Realizable profits	6,492
	64,595

DIVIDENDS

The dividends proposed by Management are calculated in accordance with the by-laws, as demonstrated below:

	2002
Net income for the year	131,284
Compensation of losses	(53,797)
	77,487
Legal reserve	(3,874)
	73,613
Minimum dividend - 25%	18,403
Net income for the year	131,284
(-) Equity pick up in subsidiaries and affiliates	(134,702)
(+) Dividends receivable	15,303
Realized profits	11,885
Minimum compulsory dividends on net income for the year	11,885
Proposed dividends	
Interest on shareholders' equity paid (net of income tax)	5,558
Proposed dividends	6,353
	11,911
Dividend postponed	6,492
Realizable profit reserve	6,492

Interest on shareholders' equity - In accordance with the option available under Law 9,249/95, the Company paid interest on shareholders' equity based on the Long Term Interest Rate (TJLP) in force during the period, amounting to R$ 6,539, recorded in a shareholders' equity account, of R$ 0.028 for common shares and R$ 0.0308 for preferred shares.
The proposed dividends correspond to R$ 0.0272 for common shares and R$ 0.02992 for preferred shares.

15 - FINANCIAL INSTRUMENTS

The estimated market value of financial instruments included in the balance sheets at December 31, 2002 and what they represent differently in the financial statements are as follows:

Parent company and consolidated

	Account balance	Market value
Loans and financing:		
in local currency	23,897	21,103

The Company's balance sheet is basically comprised of investments in subsidiaries and affiliated companies, credits with affiliated companies in its assets, and investment financing in its liabilities.
The asset balances, representing permanent investments in subsidiaries and affiliated companies, are recorded in accordance with the equity method, and no market value comparison exists in face of the characteristics of the investments.
The investment financing balances had their market value calculated on the basis of their present value ascertained through future cash flows, using interest rates similar to those of instruments of the same nature.

The subsidiaries and affiliated companies informed in their financial statements that they had evaluated their assets and liabilities balances, concluding that they approximate to their market values.

16 - INSURANCE COVERAGE

It is Company and its subsidiaries policy to maintain sufficient insurance coverage on fixed assets and inventories subject to risk, in accordance with the advice of their insurance consultants.

17 - CONTINGENT LIABILITIES

Guarantees provided by the Company to its subsidiaries as at December 31, 2002, are as follows:

	2002	2001
Suzano Química Ltda.		
Letter of credit	104,796	
Politeno Indústria e Comércio S.A.		
IFC - plant modernization	3,621	4,758
Rio Polímeros S.A.		
Banco do Brasil		55,607
Guarantees related to the total petrochemical net assets split off from Companhia Suzano de Papel e Celulose, which are being transferred are as follows:		
Petroflex Indústria e Comércio S.A.		
BNDES	13,298	11,638
Banco do Brasil - privatization Coperbo	2,313	3,326
	15,611	14,964
Polibrasil Resinas S.A.		
Credit line FMO	160,064	36,025
BNDES	35,433	13,038
	195,497	49,063
Total	319,525	124,392

18 - PENSION PLAN

The joint controlled entities Politeno Indústria e Comércio S.A. (POLITENO), Polibrasil Participações S.A.(POLIBRASIL) and Petroflex Indústria e Comércio S.A. (PETROFLEX) and their respective subsidiaries have social security benefit plans for their employees, accounted for in compliance with CVM Resolution 371/2000.

The plan of POLITENO, POLIBRASIL and part of PETROFLEX is administered by PREVINOR - Associação de Previdência Privada. The main objective of Previnor is the supplementation of benefits assured and provided by the Social Security for the employees (and their dependents) of the sponsors and of Previnor, itself, and for which, in order to achieve its objectives, Previnor receives monthly contributions from its sponsors and from its beneficiaries, calculated actuarially based on the monthly remuneration of the employees. The type of plan maintained by Previnor is defined benefit and defined contribution.

PETROFLEX, as well as being a sponsor of the Previnor plan for part of its employees is also a sponsor of Fundação PETROBRAS de Seguridade Social - PETROS, which is a multi-sponsored plan, the main sponsor of which is PETROBRAS, which participates with 90% of the plan. The type of plan maintained in PETROS is defined benefit, with a solidarity clause between the sponsors.

The subsidiaries POLITENO, POLIBRASIL and PETROFLEX disclose in their financial statements the information required by CVM Resolution 371, including that they were not requested to make any supplementation of the technical reserves, as there are no deficits.

SUZANO PETROQUÍMICA S.A.
OPINION OF THE AUDIT COMMITTEE

To the

Shareholders of

SUZANO PETROQUÍMICA S.A.

The members of the AUDIT COMMITTEE of Suzano Petroquímica S/A, in a meeting held on this date and exercising the legal and statutory authority conferred upon them, have reviewed the Annual Management Report, the financial statements and consolidated financial statements for the fiscal year ended on December 31, 2002 together with Opinion issued by the Independent Auditors, "KPMG Auditores Independentes", dated February 12, 2003, stating that these documents are compliant with the legal requirements applicable and giving favorable recommendation for their approval. São Paulo, March 18, 2003.

Luiz Augusto Marques Paes

Rubens Barletta

Ernesto Huascar Blum Capozzi.



SUZANO
PETROQUÍMICA

SUZANO PETROQUÍMICA S.A.
Publicly Held Company
CNPJ/MF. nº 04.705.090/0001-77

MANAGEMENT REPORT

ECONOMIC ENVIRONMENT

The expectations created by the presidential elections during the last quarter of 2002, brought turbulence to the Brazilian economy, common during pre-election periods. The significant foreign exchange oscillations and the country risk, which were evident even during the first semester, together with high interest rates and restrictions on financing lines from the international market, resulted in the Brazilian economy reporting modest growth in 2002. However, once the presidential elections were over, and since the elected president and his future members of the economic team publicly standed commitments towards economic stability, at the end of 2002 there was a drop in foreign exchange rates and a reduction in the country risk.

On the international market, the slow down in the USA and European economies reduced the global volume of trade transactions in 2002. Regionally, the economic crisis in Argentina, Brazil's traditional trade partner, restricted its economic activities and significantly affected its trade activities with Brazil.

The national petrochemical sector suffered the impacts from low growth in the country's economic activities. Even though the foreign exchange devaluation of 52% in 2002 increased competition of national petrochemical products, the export opportunities were limited as a result of the economic crisis in Argentina and to a lesser extent, by the slowing down of the world economy. Furthermore, the significant volatility in the foreign exchange rates and the high price of petroleum, with these factors affected by the prospect of conflict in the Middle East, significantly increased the costs of petrochemical production.

Nevertheless, the efforts made by the Company's affiliates enabled achieving satisfactory results for the period.

INVESTMENT INTERESTS

Created at the end of 2001, from the spin off of Companhia Suzano de Papel e Celulose, the Company holds, through its wholly owned subsidiaries SPQ Investimentos e Participações Ltda. and Suzano Química Ltda., the following investments:

Through SPQ Investimentos e Participações Ltda. (new corporate name for SPP-Nemo S/A Industrial e Comercial Exportadora)	**% Capital (total)**
Politeno Indústria e Comércio S/A..	34.6%
Through Suzano Química Ltda.	
Polipropileno Participações S/A.	83.6%
Polibrasil Participações S/A	50.0%
Petroflex Indústria e Comércio S/A	20.1%
Rio Polímeros S/A	33.3%
Suzanopar Petroquímica Ltd.	100.0%

STRATEGIC POSITIONING

The Company is at an important stage of consolidating its activities, implementing, through its affiliates, projects that will provide a solid base for its continued growth.

Polibrasil Resinas S/A new polypropylene plant located in Mauá (SP), will start operating in March 2003, enabling it to meet the growing demand for polypropylene and to extend its portfolio of products and to enter new market segments.

Rio Polímeros S.A., the largest investment on going in the Latin American petrochemical industry, involving approximately US$ 1.04 billion, should start production of polyethylene during the second semester of 2004.

Both Rio Polímeros and the new Polibrasil unit are enterprises sustained by decisive competitive factors in the petrochemical sector, such as worldwide scale of production, use of appropriate and competitive raw materials, modern processing technology and privileged location in relation to the sources of raw materials and the main Brazilian consumer market, the Southeast region. Once Rio Polímeros and the new Polibrasil operations have started, production capacity of Suzano Petroquímica's affiliates will reach approximately 1.9 million tons/year of petrochemical products, as presented in the following table:

In 1000 t./year	POLIBRASIL (*)	POLITENO	PETROFLEX	RIO POLÍMEROS (**)	TOTAL CAPACITY
Polyethylene		360		540	900
Polypropylene	625				625
Elastomer			360		360
TOTAL	**625**	**360**	**360**	**540**	**1.885**

(*) Does not include the *slurry* unit at Mauá (SP). (**) project in progress (2004).

RESULTS

The Company closed 2002 with shareholders' equity of R$ 861.5 million, assets of R$ 899 million and debts with the BNDES of R$ 23.9 million. The net profit for the year of R$ 131.3 million, consists basically of the equity method from subsidiary and affiliates, which amounted to R$ 134,7 million, as follows:

	% Capital (total)	Equity method R$ thousand
Through SPQ Investimentos e Participações Ltda.	**100.0%**	**(8,049)**
Politeno Indústria e Comércio S/A	34.6 %	18,906
Through Suzano Química Ltda.	**100.0%**	**142,751**
Polipropileno Participações S/A	83.6%	(19,801)
Polibrasil Participações S/A	50.0%	12,724
Petroflex Indústria e Comércio S/A	20.1%	6,131
Rio Polímeros S/A	33.3%	-
Suzanopar Petroquímica Ltd.	100.0%	151,965

The Company credited interest on shareholders' capital based on the long term interest rate (TJLP) in force during the year, of R$ 6.5 million, recorded to a shareholders' equity account, being R$ 0.028 per ordinary share and R$ 0.0308 per preferred share. The proposed dividends of R$ 6.4 million, correspond to R$ 0.0272 per ordinary share and R$ 0.02992 per preferred share.

Polipropileno Participações and Politeno, which hold respectively 10.93% and 11.11% in Nordeste Química S/A-Norquisa, altered, during the third quarter of 2002, the criteria for valuing this investment to cost. A provision for losses on this investment was recorded, which had a negative impact on the Company's results of R$ 26.5 million.

SUBSIDIARIES COMPANIES AND JOINT CONTROLLED COMPANIES

Subsidiaries and joint controlled companies of Suzano Química Ltda.

1. Rio Polímeros S.A.

Rio Polímeros is located in the municipality of Duque de Caxias (RJ), the Chemical-Gas Complex of Rio de Janeiro. The enterprise includes a pyrolysis unit of ethane and propane - fractions of natural gas - with installed capacity of 520 thousand tons/year of ethane and a high-density polyethylene production unit (HDPE) and linear low-density (LLDPE), with total installed capacity of 540 thousand tons/year. Rio Polímeros, forecast to become operational during the second semester of 2004, will be an important element in the development of the State of Rio de Janeiro.

The company will be a pioneer in Brazil, in the use of fractions of natural gas as a petrochemical raw material for the production of ethane, and will also be the first Brazilian petrochemical complex with total integration between the operations of the ethane and the polyethylene production units.

Total investment for the project is budgeted at US$ 1.043 billion, with US$ 607 million from financing lines provided by BNDES - National Bank for Economic and Social Development, from *Export-Import Bank of the United States ("US Ex-Im Bank")* and a syndicate of international commercial banks associated to *Istituto per I Servizi Assicurativi del Commercio Estero* ("SACE"), the latter being a credit agency for Italian export. The remaining US$ 436 million is being invested by the shareholders, in proportion to their investment interests in the company, being 33.33% by Suzano Química, 33.33% by Unipar, 16.67% by Petroquisa and 16.67% by BNDESPAR.

At the end of 2002, the shareholders of Rio Polímeros had invested the equivalent of US$ 168 million, whilst the financing entities had liberated the equivalent of US$ 195 million, totaling US$ 363 million.

Implementation of the enterprise, under the leadership of a consortium of engineering companies ABB Lummus/ Snamprogetti, is consistent with the timetable forecast.
In order to create the basis for successful entry to the market, Rio Polímeros will start its pre-marketing activities during the first quarter of 2003.
During 2002 the following were signed: (i) a contract with Katoen Natie to provide logistics services during the pre-marketing period; (ii) a contract with Petrobras to provide untreated water; (iii) a contract with CEG to supply natural gas; and (iv) a contract with AGA to supply nitrogen.

2. Polibrasil Participações S.A./ Polipropileno S.A./ Polibrasil Resinas S.A.
Polibrasil Resinas produces polypropylene, thermoplastic resin used to manufacture packaging and domestic utensils. Its industrial park consists of three units located in Duque de Caxias (RJ), Mauá (SP) and Camaçari (BA). Polibrasil Resinas has 100% control of Polibrasil Compostos S/A, with installed capacity of 24 thousand tons/year of polypropylenecompounds, used mainly in the production of parts for the automobile industry.
In March 2003 the new polypropylene unit at Mauá (SP) will start, with capacity of 300 thousand tons/year of polypropylene. The supply of raw materials to this unit will be guaranteed by long term contracts signed with Petroquímica União and Refinaria de Capuava - RECAP, from Petrobras. By the end of 2002, investments of approximately US$ 198 million had been made, compared to the total forecast for the project of US$ 217 million.
Domestic consumption of polypropylene has presented differentiated growth compared to other thermoplastic resins. Consumption has increased due to product penetration in new market segments, both from the development of new applications and from replacing other resins.
Given the advanced technology at the new unit, Polibrasil will have a differentiated portfolio of products that will enable it consolidating its leadership on the Brazilian market.
Consolidated net revenue of Polibrasil Participações, for 2002, was R$ 914.2 million and net profit was R$ 25.0 million, 49.5% greater than that reported in 2001.

3. Petroflex Indústria e Comércio S.A.
Petroflex is the largest Latin American producer of synthetic rubber, with 81% participation of the Brazilian *elastomer* market. It has three industrial units located in Duque de Caxias (RJ), Triunfo (RS) and Cabo (PE), with total installed production capacity of 360 thousand tons/year. Its main product is butadiene-styrene rubber (SBR) and its main consumers are producers of tires, re-treads rubber compounds (camelbacks) and shoes. The company has invested in diversifying its production line, in order to offer the market products with greater added value, aimed at the adhesives and sealants, foams, fabrics, food, asphalt modification and sealant segments.
Aware of the market growth and its opportunities,commited to environmental preservation and modernization and maintenance of its industrial units, Petroflex has made significant investments in the last ten years and the results achieved this year indicate that these investments had been effective. In 2002 Petroflex reported net profit of R$ 30 million, the best results since privatization of the company in 1992. A series of positive factors contributed to achieving this performance: growth of 12% in sales, the high price of rubber, particularly natural rubber, the new sales mix, with greater participation of items with higher added value and adjustment of its debt profile.

Exports by Petroflex in 2002, were 16% greater than those reported for the previous year. The devaluation of the Real, together with retraction of exports to Argentina, encouraged the penetration of Petroflex products in markets previously considered inaccessible and unprofitable, such as Asia, with exports to this market increasing from 27% of total exports in 2001 to 32% in 2002.
Petroflex continually invests in improving the services provided to clients, in improving its technological capacity and developing new products and applications. It was awarded 2nd place in the "Abiquim de Tecnologia" Award in 2002, which represented recognition of the success of these initiatives.

4. Suzanopar Petroquímica Ltd.
A wholly owned subsidiary of Suzano Química, whose cash funds are allocated basically for investment in Rio Polímeros.

Joint controlled companies of SPQ Investimentos e Participações Ltda.

Politeno Indústria e Comércio S.A.
Located in Camaçari (BA), with production capacity of 360 thousand tons/year, Politeno produces low-density (LDPE), linear low-density (LLDPE) and high-density (HDPE) polyethylene, used to manufacture sacks, films for packaging, pots, bottles and domestic utensils, as well as ethylene vinyl acetate copolymer (EVA), used in the manufacture of foam for the soles of shoes and adhesive.
The price of ethane, the main raw material used by Politeno, increased by 80% during the year, partly due to the increase in petroleum prices and petrochemical naphtha and the devaluation of the currency reported during the period. This increase affected the profitability of operations, since Politeno absorbed part of it, and did not increase its prices to reflect the total increase in costs .
Despite the adverse factors affecting business activities during the year, Politeno recorded net revenue of R$ 734 million, earning net profit of R$ 45.6 million. The Company distributed dividends in March, of R$ 8 million, and in September, of R$ 10 million, as prepaid dividends, as well as R$ 2.9 million in December, which referred to 1989, which had been suspended through a judicial measure. Concomitantly, there was a capital increase of R$ 154.4 million, from incorporation of the Reserve for Income Tax Exemption for the years 1989 to 2001, resulting in Suzano Petroquímica holding an investment interest of 34.64%, compared to its previous interest of 30.71%.
After being a finalist for two consecutive years, in 2002, Politeno won the National Quality Award (PNQ), and was thus recognized as a world class company.

INVESTMENTS

A total of R$ 80.0 million was invested by the subsidiary Suzano Química, aimed totally at Rio Polímeros.

SOCIAL ACTIVITIES

Polibrasil

Polibrasil developed various programs with the community in regions close to its productive units. These include support provided, since 1994, to the Association to Assist children with physical disabilities, through donations of polypropylene, the raw material used to manufacture orthopedic devises, prostheses, and other accessories used in rehabilitation. Through the "Alquimia Project", the company contributed, in São Paulo, to training professionals for the plastics transformation sector, with approximately 4,300 professionals trained since 1999. The Company also participates in an educational incentive program in Bahia, which offers training for teachers of basic teaching within the public education network.

Petroflex

In 2002, Petroflex was involved in 18 projects within communities close to its factories, including social-environmental education, professional training for young people, creating income and health programs. Internally, Petroflex sponsored professional training programs and improvements in the well being of its employees. As recognition of the initiatives taken, Petroflex was recommended by the magazine Exame as one of the one hundred best companies to work for in Brazil.

Politeno

During the year, Politeno continued with its social projects, which included "Creche Esperança", improving the development possibilities of 150 children from needy communities in Camaçari; the project "Ler o Mundo", through teaching reading and writing to employees from service companies, and also contributed to Hospital Martagão Gesteira, which attends children with cancer.

Rio Polímeros

In 2002, Rio Polímeros developed, in partnership with the non government organization, INMED, the program "Crianças Saudáveis Futuro Saudável", whereby 5,000 children of school age, receive for a period of three years, medical treatment, preventative education and community action. The Company also participated in the campaign "Natal Sem Fome", and donated 2,000 Christmas baskets and 2,500 toys to the needy community in the region.

Through an agreement with the Federal University of Rio de Janeiro, Rio Polímeros is sponsoring the Manguezal Project, whereby a team of biologists and technicians work to recover abandoned areas, which has resulted in the planting of 26 thousand m^2 of swamp land near the university. It has developed a similar project in partnership with Petroflex, resulting in plantation of 42 thousand m^2 of swamp lamp.

PROSPECTS

The actions of the new Government, and the economic scenario worldwide are the main factors that will influence the performance of the Brazilian economy in 2003. Successful initiatives taken by the Government in implementing its economic policy, and the probable social security and tax reforms, could produce, as from the current year, more intensive growth in Brazilian economic activity. This possible warming of the economy should have repercussions in the industries for transforming thermoplastics and elastomers. Within this scenario, the various measures that have been taken to increase the competitiveness of the Company's joint controlled entities in the markets in which they operate, enable good prospects for 2003.

Directors



SUZANO
PETROQUÍMICA

SUZANO PETROQUÍMICA S.A.

Publicly Held Company
CNPJ/MF. nº 04.705.090/0001-77

MANAGEMENT REPORT

ECONOMIC ENVIRONMENT

The expectations created by the presidential elections during the last quarter of 2002, brought turbulence to the Brazilian economy, common during pre-election periods. The significant foreign exchange oscillations and the country risk, which were evident even during the first semester, together with high interest rates and restrictions on financing lines from the international market, resulted in the Brazilian economy reporting modest growth in 2002. However, once the presidential elections were over, and since the elected president and his future members of the economic team publicly standed commitments towards economic stability, at the end of 2002 there was a drop in foreign exchange rates and a reduction in the country risk.

On the international market, the slow down in the USA and European economies reduced the global volume of trade transactions in 2002. Regionally, the economic crisis in Argentina, Brazil's traditional trade partner, restricted its economic activities and significantly affected its trade activities with Brazil.

The national petrochemical sector suffered the impacts from low growth in the country's economic activities. Even though the foreign exchange devaluation of 52% in 2002 increased competition of national petrochemical products, the export opportunities were limited as a result of the economic crisis in Argentina and to a lesser extent, by the slowing down of the world economy. Furthermore, the significant volatility in the foreign exchange rates and the high price of petroleum, with these factors affected by the prospect of conflict in the Middle East, significantly increased the costs of petrochemical production.

Nevertheless, the efforts made by the Company's affiliates enabled achieving satisfactory results for the period.

INVESTMENT INTERESTS

Created at the end of 2001, from the spin off of Companhia Suzano de Papel e Celulose, the Company holds, through its wholly owned subsidiaries SPQ Investimentos e Participações Ltda. and Suzano Química Ltda., the following investments:

Through SPQ Investimentos e Participações Ltda. (new corporate name for SPP-Nemo S/A Industrial e Comercial Exportadora)	**% Capital (total)**
Politeno Indústria e Comércio S/A...	34.6%
Through Suzano Química Ltda.	
Polipropileno Participações S/A.	83.6%
Polibrasil Participações S/A	50.0%
Petroflex Indústria e Comércio S/A	20.1%
Rio Polímeros S/A	33.3%
Suzanopar Petroquímica Ltd.	100.0%

STRATEGIC POSITIONING

The Company is at an important stage of consolidating its activities, implementing, through its affiliates, projects that will provide a solid base for its continued growth.

Polibrasil Resinas S/A new polypropylene plant located in Mauá (SP), will start operating in March 2003, enabling it to meet the growing demand for polypropylene and to extend its portfolio of products and to enter new market segments.

Rio Polímeros S.A., the largest investment on going in the Latin American petrochemical industry, involving approximately US$ 1.04 billion, should start production of polyethylene during the second semester of 2004.

Both Rio Polímeros and the new Polibrasil unit are enterprises sustained by decisive competitive factors in the petrochemical sector, such as worldwide scale of production, use of appropriate and competitive raw materials, modern processing technology and privileged location in relation to the sources of raw materials and the main Brazilian consumer market, the Southeast region. Once Rio Polímeros and the new Polibrasil operations have started, production capacity of Suzano Petroquímica's affiliates will reach approximately 1.9 million tons/year of petrochemical products, as presented in the following table:

In 1000 t./year	POLIBRASIL (*)	POLITENO	PETROFLEX	RIO POLÍMEROS (**)	TOTAL CAPACITY
Polyethylene		360		540	900
Polypropylene	625				625
Elastomer			360		360
TOTAL	**625**	**360**	**360**	**540**	**1.885**

(*) Does not include the *slurry* unit at Mauá (SP). (**) project in progress (2004).

RESULTS

The Company closed 2002 with shareholders' equity of R$ 861.5 million, assets of R$ 899 million and debts with the BNDES of R$ 23.9 million. The net profit for the year of R$ 131.3 million, consists basically of the equity method from subsidiary and affiliates, which amounted to R$ 134,7 million, as follows:

	% Capital (total)	Equity method R$ thousand
Through SPQ Investimentos e Participações Ltda.	**100.0%**	**(8,049)**
Politeno Indústria e Comércio S/A	34.6 %	18,906
Through Suzano Química Ltda.	**100.0%**	**142,751**
Polipropileno Participações S/A	83.6%	(19,801)
Polibrasil Participações S/A	50.0%	12,724
Petroflex Indústria e Comércio S/A	20.1%	6,131
Rio Polímeros S/A	33.3%	-
Suzanopar Petroquímica Ltd.	100.0%	151,965

The Company credited interest on shareholders' capital based on the long term interest rate (TJLP) in force during the year, of R$ 6.5 million, recorded to a shareholders' equity account, being R$ 0.028 per ordinary share and R$ 0.0308 per preferred share. The proposed dividends of R$ 6.4 million, correspond to R$ 0.0272 per ordinary share and R$ 0.02992 per preferred share.

Polipropileno Participações and Politeno, which hold respectively 10.93% and 11.11% in Nordeste Química S/A-Norquisa, altered, during the third quarter of 2002, the criteria for valuing this investment to cost. A provision for losses on this investment was recorded, which had a negative impact on the Company's results of R$ 26.5 million.

SUBSIDIARIES COMPANIES AND JOINT CONTROLLED COMPANIES

Subsidiaries and joint controlled companies of Suzano Química Ltda.

1. Rio Polímeros S.A.

Rio Polímeros is located in the municipality of Duque de Caxias (RJ), the Chemical-Gas Complex of Rio de Janeiro. The enterprise includes a pyrolysis unit of ethane and propane - fractions of natural gas - with installed capacity of 520 thousand tons/year of ethane and a high-density polyethylene production unit (HDPE) and linear low-density (LLDPE), with total installed capacity of 540 thousand tons/year. Rio Polímeros, forecast to become operational during the second semester of 2004, will be an important element in the development of the State of Rio de Janeiro.

The company will be a pioneer in Brazil, in the use of fractions of natural gas as a petrochemical raw material for the production of ethane, and will also be the first Brazilian petrochemical complex with total integration between the operations of the ethane and the polyethylene production units.

Total investment for the project is budgeted at US$ 1.043 billion, with US$ 607 million from financing lines provided by BNDES - National Bank for Economic and Social Development, from *Export-Import Bank of the United States ("US Ex-Im Bank")* and a syndicate of international commercial banks associated to *Istituto per I Servizi Assicurativi del Commercio Estero* ("SACE"), the latter being a credit agency for Italian export. The remaining US$ 436 million is being invested by the shareholders, in proportion to their investment interests in the company, being 33.33% by Suzano Química, 33.33% by Unipar, 16.67% by Petroquisa and 16.67% by BNDESPAR.

At the end of 2002, the shareholders of Rio Polímeros had invested the equivalent of US$ 168 million, whilst the financing entities had liberated the equivalent of US$ 195 million, totaling US$ 363 million.

Implementation of the enterprise, under the leadership of a consortium of engineering companies ABB Lummus/ Snamprogetti, is consistent with the timetable forecast.
In order to create the basis for successful entry to the market, Rio Polímeros will start its pre-marketing activities during the first quarter of 2003.
During 2002 the following were signed: (i) a contract with Katoen Natie to provide logistics services during the pre-marketing period; (ii) a contract with Petrobras to provide untreated water; (iii) a contract with CEG to supply natural gas; and (iv) a contract with AGA to supply nitrogen.

2. Polibrasil Participações S.A./ Polipropileno S.A./ Polibrasil Resinas S.A.
Polibrasil Resinas produces polypropylene, thermoplastic resin used to manufacture packaging and domestic utensils. Its industrial park consists of three units located in Duque de Caxias (RJ), Mauá (SP) and Camaçari (BA). Polibrasil Resinas has 100% control of Polibrasil Compostos S/A, with installed capacity of 24 thousand tons/year of polypropylenecompounds, used mainly in the production of parts for the automobile industry.
In March 2003 the new polypropylene unit at Mauá (SP) will start, with capacity of 300 thousand tons/year of polypropylene. The supply of raw materials to this unit will be guaranteed by long term contracts signed with Petroquímica União and Refinaria de Capuava - RECAP, from Petrobras. By the end of 2002, investments of approximately US$ 198 million had been made, compared to the total forecast for the project of US$ 217 million.
Domestic consumption of polypropylene has presented differentiated growth compared to other thermoplastic resins. Consumption has increased due to product penetration in new market segments, both from the development of new applications and from replacing other resins.
Given the advanced technology at the new unit, Polibrasil will have a differentiated portfolio of products that will enable it consolidating its leadership on the Brazilian market.
Consolidated net revenue of Polibrasil Participações, for 2002, was R$ 914.2 million and net profit was R$ 25.0 million, 49.5% greater than that reported in 2001.

3. Petroflex Indústria e Comércio S.A.
Petroflex is the largest Latin American producer of synthetic rubber, with 81% participation of the Brazilian *elastomer* market. It has three industrial units located in Duque de Caxias (RJ), Triunfo (RS) and Cabo (PE), with total installed production capacity of 360 thousand tons/year. Its main product is butadiene-styrene rubber (SBR) and its main consumers are producers of tires, re-treads rubber compounds (camelbacks) and shoes. The company has invested in diversifying its production line, in order to offer the market products with greater added value, aimed at the adhesives and sealants, foams, fabrics, food, asphalt modification and sealant segments.
Aware of the market growth and its opportunities,commited to environmental preservation and modernization and maintenance of its industrial units, Petroflex has made significant investments in the last ten years and the results achieved this year indicate that these investments had been effective. In 2002 Petroflex reported net profit of R$ 30 million, the best results since privatization of the company in 1992. A series of positive factors contributed to achieving this performance: growth of 12% in sales, the high price of rubber, particularly natural rubber, the new sales mix, with greater participation of items with higher added value and adjustment of its debt profile.

Exports by Petroflex in 2002, were 16% greater than those reported for the previous year. The devaluation of the Real, together with retraction of exports to Argentina, encouraged the penetration of Petroflex products in markets previously considered inaccessible and unprofitable, such as Asia, with exports to this market increasing from 27% of total exports in 2001 to 32% in 2002.
Petroflex continually invests in improving the services provided to clients, in improving its technological capacity and developing new products and applications. It was awarded 2nd place in the "Abiquim de Tecnologia" Award in 2002, which represented recognition of the success of these initiatives.

4. Suzanopar Petroquímica Ltd.
A wholly owned subsidiary of Suzano Química, whose cash funds are allocated basically for investment in Rio Polímeros.

Joint controlled companies of SPQ Investimentos e Participações Ltda.

Politeno Indústria e Comércio S.A.
Located in Camaçari (BA), with production capacity of 360 thousand tons/year, Politeno produces low-density (LDPE), linear low-density (LLDPE) and high-density (HDPE) polyethylene, used to manufacture sacks, films for packaging, pots, bottles and domestic utensils, as well as ethylene vinyl acetate copolymer (EVA), used in the manufacture of foam for the soles of shoes and adhesive.
The price of ethane, the main raw material used by Politeno, increased by 80% during the year, partly due to the increase in petroleum prices and petrochemical naphtha and the devaluation of the currency reported during the period. This increase affected the profitability of operations, since Politeno absorbed part of it, and did not increase its prices to reflect the total increase in costs .
Despite the adverse factors affecting business activities during the year, Politeno recorded net revenue of R$ 734 million, earning net profit of R$ 45.6 million. The Company distributed dividends in March, of R$ 8 million, and in September, of R$ 10 million, as prepaid dividends, as well as R$ 2.9 million in December, which referred to 1989, which had been suspended through a judicial measure. Concomitantly, there was a capital increase of R$ 154.4 million, from incorporation of the Reserve for Income Tax Exemption for the years 1989 to 2001, resulting in Suzano Petroquímica holding an investment interest of 34.64%, compared to its previous interest of 30.71%.
After being a finalist for two consecutive years, in 2002, Politeno won the National Quality Award (PNQ), and was thus recognized as a world class company.

INVESTMENTS

A total of R$ 80.0 million was invested by the subsidiary Suzano Química, aimed totally at Rio Polímeros.

SOCIAL ACTIVITIES

Polibrasil

Polibrasil developed various programs with the community in regions close to its productive units. These include support provided, since 1994, to the Association to Assist children with physical disabilities, through donations of polypropylene, the raw material used to manufacture orthopedic devises, prostheses, and other accessories used in rehabilitation. Through the "Alquimia Project", the company contributed, in São Paulo, to training professionals for the plastics transformation sector, with approximately 4,300 professionals trained since 1999. The Company also participates in an educational incentive program in Bahia, which offers training for teachers of basic teaching within the public education network.

Petroflex

In 2002, Petroflex was involved in 18 projects within communities close to its factories, including social-environmental education, professional training for young people, creating income and health programs. Internally, Petroflex sponsored professional training programs and improvements in the well being of its employees. As recognition of the initiatives taken, Petroflex was recommended by the magazine Exame as one of the one hundred best companies to work for in Brazil.

Politeno

During the year, Politeno continued with its social projects, which included "Creche Esperança", improving the development possibilities of 150 children from needy communities in Camaçari; the project "Ler o Mundo", through teaching reading and writing to employees from service companies, and also contributed to Hospital Martagão Gesteira, which attends children with cancer.

Rio Polímeros

In 2002, Rio Polímeros developed, in partnership with the non government organization, INMED, the program "Crianças Saudáveis Futuro Saudável", whereby 5,000 children of school age, receive for a period of three years, medical treatment, preventative education and community action. The Company also participated in the campaign "Natal Sem Fome", and donated 2,000 Christmas baskets and 2,500 toys to the needy community in the region.

Through an agreement with the Federal University of Rio de Janeiro, Rio Polímeros is sponsoring the Manguezal Project, whereby a team of biologists and technicians work to recover abandoned areas, which has resulted in the planting of 26 thousand m^2 of swamp land near the university. It has developed a similar project in partnership with Petroflex, resulting in plantation of 42 thousand m^2 of swamp lamp.

PROSPECTS

The actions of the new Government, and the economic scenario worldwide are the main factors that will influence the performance of the Brazilian economy in 2003. Successful initiatives taken by the Government in implementing its economic policy, and the probable social security and tax reforms, could produce, as from the current year, more intensive growth in Brazilian economic activity. This possible warming of the economy should have repercussions in the industries for transforming thermoplastics and elastomers. Within this scenario, the various measures that have been taken to increase the competitiveness of the Company's joint controlled entities in the markets in which they operate, enable good prospects for 2003.

Directors